Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE ANNUAL RESULTS OF 2020

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

(1) It is estimated that the net profit attributable to equity holders of the Company for 2020 will decrease by an amount between RMB25.0 billion and RMB29.0 billion, representing a decrease between 55% and 63% as compared with the previous year.

(2) The estimated decrease in profit of the Company is primarily due to the impact of COVID-19 epidemic, causing the oil price to fall sharply and the sales volume of refined oil to decrease sharply.

(3) With the effective control of the domestic COVID-19 epidemic, the Company’s operating results have swung from losses to profits since June 2020 and have been improving on a quarter-by-quarter basis.

I. ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2020 to 31 December 2020.

2. Estimated Results

(1) Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for 2020 will decrease by an amount between RMB25.0 billion and RMB29.0 billion, representing a decrease between 55% and 63% as compared with the previous year.

(2) The net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit will decrease by an amount between RMB73.0 billion and RMB77.0 billion, representing a decrease between 136% and 144% as compared with the previous year.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

1. Net profits attributable to equity holders of the Company: RMB45.677 billion. Net profit attributable to equity holders of the Company after deduction of non-recurring loss/profit: RMB53.485 billion.

2. Earnings per share: RMB0.25.

III. MAIN REASONS FOR THE DECREASE OF ESTIMATED RESULTS OF THIS PERIOD

1. Impact of Main Businesses. Affected by the COVID-19 epidemic, the oil price precipitously declined. In 2020, the average spot price of North Sea Brent crude oil decreased by approximately 35% year-on-year; the sales volume of refined oil of the Company decreased sharply, and the sales volume of gasoline and diesel decreased by 10% to 20% year-on-year. Affected by the sharp drop in oil price, the Company made provisions for oil and gas asset impairment in accordance with the accounting standards.

2. Impact of Non-recurring Gains and Losses. In 2020, the Company completed the pipeline assets restructuring transaction with the China Oil & Gas Pipeline Network Corporation, generating net profit after taxation of approximately RMB32.0 billion.

In the face of unprecedented challenges, the Company adhered to the principle of seeking progress in stability and seeking opportunities in crisis, better coordinated the measures in connection with the prevention and control of COVID-19, resumption of work and production, production and operation, reform and development, pipeline restructuring and other work. Adhering to the market-oriented and profitability-centered principle, the Company thereby further improved quality and profitability, vigorously strengthened marketing tactics, strictly controlled investment and costs and realized decline of major costs such as oil and gas operating costs and refining and processing costs to ensure the smooth operation of the oil and gas industry chain as a whole. The Company’s operating results have swung from losses to profits since June 2020, and the operating results have been improving on a quarter-by-quarter basis, with the operating results of the whole year beyond expectations.

Since 2021, as the international oil price has gradually rebounded, the domestic epidemic has been effectively controlled, the macro economy has maintained a good momentum of recovery, the Company will seize the favorable opportunities, adhere to the development strategy of innovation, resources, market, internationalization, green and low-carbon, continue to deepen the promotion of quality and profitability improvement, continuously improve the operating efficiency, and strive to create value for shareholders.

IV. RISK WARNINGS

There are no factors of material uncertainty in the Company that may affect the accuracy of this profit warning.

V. OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the audited 2020 annual report officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

29 January 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.